[redacted]

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 1 2008
DIVISION OF MARKET REGULATION

SEC[...]ISSION

08033440

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~02948~~ 00593

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01-07 (MM/DD/YY) AND ENDING 09-30-08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Olmsted & Mulhall, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 West Crosstown Parkway
(No. and Street)

Kalamazoo (City) Michigan (State) 49001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas L. Swiat, Jr. 269-342-0111 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Flegal & Tibbitts CPAs
(Name – *if individual, state last, first, middle name*)

2750 Old Centre, Ste. 150 (Address) Portage (City) Michigan (State) 49024 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 1 6 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

ESTABLISHED 1920

OLMSTED & MULHALL, INC.

Investment Securities

100 WEST CROSSTOWN PARKWAY • KALAMAZOO, MICHIGAN 49001-2761 • PHONE 269-342-0111
FAX 269-342-8229 • EMAIL OLMSTED@NET-LINK.NET

THOMAS L. SWIAT, JR
PRESIDENT

LEO A. SWIAT
VICE PRESIDENT

THOMAS L. SWIAT
VICE PRESIDENT

DONNA J. KRAGT
CORP SECRETARY

OLMSTED & MULHALL, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2008

ASSETS				
Cash	$	359,194		
Accounts receivable		14,501		
Prepaid expenses		8,213		
Property and equipment at cost - net of depreciation		8,263	$	390,171
LIABILITIES				
Accounts payable	$	9,679		
Other current liabilities		37,097		
	$	46,776		
Stockholders' equity				
Common stock - $10 par value - authorized 5,000 shares				
Issued and outstanding 250 shares	$	1,750		
Paid in capital		25		
Retained earnings		341,620		
	$	343,395	$	390,171

NOTES TO FINANCIAL CONDITION

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Assets, liabilities, revenues and expenses are recognized on the accrual basis of accounting.

Fixed assets are recorded at cost less accumulated depreciation which is computed principally by the declining balance method.

NET CAPITAL REQUIREMENTS

As a registered broker-dealer the Company is required to maintain sufficient capital to cover current indebtedness as defined in certain "Net Capital Rules". Specifically, "aggregate indebtedness" shall not exceed fifteen times its "net capital" or a net capital ratio of 15 to 1. At September 30, 2008 the Company's net capital ratio was .13 to 1, substantially better than the required 15 to 1. Required "net capital" is $100,000 while actual computed "net capital" was $329,609.

ANNUAL AUDIT REPORT REQUIREMENT

The Firm's most recent annual audit report pursuant to Rule X-17A-5 is available for examination and copying at the Firm's office or at the office of Securities and Exchange Commission in Chicago, Illinois.

REPORT OF CERTIFIED PUBLIC ACCOUNTANT

To Olmsted & Mulhall, Inc.

We have examined the financial condition of Olmsted & Mulhall, Inc. as of September 30, 2008. Our examination was made in accordance with auditing standards generally accepted in the United States of America, an accordingly included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the statement referred to above presents fairly the financial position of Olmsted & Mulhall, Inc. at September 30, 2008 in conformity with accounting principles generally accepted in the United States of America applied on a consistent basis.

Flegal & Tibbitts

Flegal & Tibbitts
Portage, Michigan

Flegal & Tibbitts

Certified Public Accountants

Mary K. Flegal, CPA
Jana L. Tibbitts, CPA

INDEPENDENT AUDITOR'S REPORT
ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
Olmsted & Mulhall
Kalamazoo, Michigan

We have performed the procedures enumerated below, which were agreed to by Olmsted & Mulhall, solely to assist you in evaluating the firm's Anti-Money Laundering (AML) Program. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

Our procedures and findings are as follows:

- We completed the Independent Testing Form for the firm's Anti-Money Laundering Program for 2008, as of October 21, 2008 (see attached), based on inquires and review of the written policy. As such, the firm's Anti-Money Laundering Program appears reasonable for the year 2008.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the firm's Anti-Money Laundering Program. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Olmsted & Mulhall and is not intended to be and should not be used by anyone other than theses specified parties.

Flegal & Tibbitts

FLEGAL & TIBBITTS

October 21, 2008

2750 Old Centre, Suite 150
Portage, Michigan 49024
Phone (269) 383-1900

202 Trowbridge Street
Allegan, Michigan 49010
Phone (269) 673-2222

AML Independent Testing

Date Independent Testing Performed: October 21, 2008

Performed by: Flegal & Tibbitts, CPAs

Has the firm designated an AML Compliance Officer? Yes

Who is the firm's designated AML Compliance Officer? Tom L. Swiat, Jr.

During the past year, did the firm conduct an AML Training Session? Yes

What was the date of the firm's most recent AML Training Session? February 11, 2008.

How does the firm typically verify the identity of clients? All new clients have copies of their drivers licenses photocopied and kept on file with applications. Exception – minors – parents verified.

When does the firm check new clients against the "OFAC List"? Anytime a new account is opened OFAC is checked within an appropriate period of time.

How does the firm evidence its "OFAC List" check? A special stamp is on every application card or cover sheet for clearing house account with the date it was checked – a notation that it is "negative" and it is then initialed and filed.

Does the firm have accounts with either non-US citizens or with non-US address? No

How does the firm process FinCEN 314 (a), and other requests? All are processed in a timely manner when they are received through email notification.

How does the firm evidence that it has processed FinCEN requests? Self verifications are printed out, which include the date and time, of FinCEN requests that are checked and deemed positive, OFAC is then notified. Copies are initialed and filed.

Does the firm accept cash deposits? No

Does the firm accept instructions to journal cash between accounts or wire transfers? Yes

How does the firm evidence such funds transferred? Letter of authorization from client is faxed to the margin department at Ridge Clearing and are maintained in the customers file.

In what manner did the Independent Tester carry out the test? Inquire/Review of Office Manual.

SIGNED: Flegal & Tibbitts

DATE: October 21, 2008

END